Free Writing Prospectus
Filed Pursuant to Rule 433
File No. 333-166470
August 11, 2010

Electromed, Inc. (“Electromed”) has filed a registration statement on Form S-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates (the “Offering”). Before you invest, you should read the prospectus included in Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-166470) and the other documents Electromed has filed with the SEC for more complete information about Electromed and this Offering. You may get these documents and other documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, Electromed, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Feltl and Company toll-free at (866) 655-3431.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

On or about August 2, 2010,  the Associated Press contacted and spoke with Electromed’s Chief Executive Officer and subsequently prepared and distributed an article that included information regarding Electromed and the Offering.  The article was published by various news sources, including salon.com, ABCnews.com, startribune.com, finance.yahoo.com and various other news outlets.  The full text of the article is reproduced below.

Clarifications and Corrections

The Associated Press is not affiliated with Electromed or any other Offering participant. The article written and distributed by the Associated Press was not prepared or reviewed by Electromed or any other Offering participant prior to its publication by any news outlet. Neither Electromed nor any other Offering participant made any payment or gave any consideration to the Associated Press or any other news outlet in connection with the article, and no such parties were aware the article was published prior to August 9, 2010.

Electromed believes it is appropriate to clarify or correct the following information that was contained in the article:

1.

The statement that “In the nine months ended March 31, the company [Electromed] earned $863 million . . .” is incorrect.  Total net income for the nine-month period, as shown on the statement of operations included in the Registration Statement that relates to the Offering, was $862,888.

2.

All statements in the article relating to Electromed’s expectations or beliefs about future events, including but not limited to its anticipated net proceeds from the Offering and intended use thereof, its expected timing for the Offering, and its expectation that shares will trade on the Nasdaq Capital Market, are “forward-looking statements.” Such statements are based on expectations and assumptions as of the date they were made, and known and unknown risks and uncertainties may cause results to differ from the expectations that were expressed. Examples of such risks and uncertainties are described in the sections entitled “Risk Factors” and “Information Regarding Forward-Looking Statements” contained in Electromed’s Registration Statement on Form S-1, as amended (File No. 333-166470).

3.

The financial information included in the article may not be indicative of Electromed’s operating results for future periods. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Electromed’s consolidated financial statements covering prior historical periods for which comprehensive information is available, each contained in Pre-Effective Amendment No. 4 to the Registration Statement (File No. 333-166470).

The full text of the Associated Press article is as follows:

IPO expected for lung device maker Electromed

Electromed Inc., which makes a device that helps lung disease patients breathe, expects to conduct its initial public offering in the next two weeks.

The New Prague, Minn., company plans to sell 2 million shares for $4 to $6 per share. The underwriter of the IPO will have the option to buy another 300,000 shares to cover excess demand. If all shares are sold, the company said it expects to collect as $9.7 million, after expenses and discounts.

Electromed makes the SmartVest Airway Clearance System, a device that it used to treat conditions that cause secretions to build up in the lungs. The device is worn around [the] chest and applies pressure, compressing the chest five to 20 times per second. The compressions mimic the action of a cough, breaking up secretions so patients can cough them out.

Electromed said it the SmartVest can be prescribed for patients with other illnesses, including cystic fibrosis, muscular dystrophy, surgical complications and chronic lung disease.

The company said it will use proceeds to add employees to its reimbursement, patient services and administrative departments; add members to its sales force; for research and development; and other purposes.

In the nine months ended March 31, the company earned $863 million, on revenue $10.7 million, compared with net income of $1.2 million, on revenue of $9.5 million, in the prior-year period. Its shares will trade under the symbol “ELMD.”